SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                (FINAL AMENDMENT)

                                       TO

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
   (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE
                                13E-3 THEREUNDER)

                              MAXXIM MEDICAL, INC.
                                (NAME OF ISSUER)

                              MAXXIM MEDICAL, INC.
                     FOX PAINE MEDIC ACQUISITION CORPORATION
                          FOX PAINE CAPITAL FUND, L.P.
                               KENNETH W. DAVIDSON
                                 PETER M. GRAHAM
                                 DAVID L. LAMONT
                               HENRY T. DEHART III
                                 JACK F. CAHILL
                                 ALAN S. BLAZEI
                                JOSEPH D. DAILEY
                                SUZANNE R. GARON
                                ERNEST J. HENLEY
                                 DAVIS C. HENLEY
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   57777G 10 5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

              SAUL A. FOX                             KENNETH W. DAVIDSON
 FOX PAINE MEDIC ACQUISITION CORPORATION       CHAIRMAN OF THE BOARD, PRESIDENT
      950 TOWER LANE, SUITE 1150                  AND CHIEF EXECUTIVE OFFICER
     FOSTER CITY, CALIFORNIA 94404                   MAXXIM MEDICAL, INC.
            (650) 525-1300                          10300 49TH STREET NORTH
                                                     CLEARWATER, FL 33762
                                                        (727) 561-2100

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:


  MITCHELL S. PRESSER, ESQ.              PAUL R. LYNCH, ESQ.                     MICHAEL E. GIZANG, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ    SHUMAKER, LOOP & KENDRICK, LLP      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
     51 WEST 52ND STREET         101 E. KENNEDY BLVD., SUITE 2800                   919 THIRD AVENUE
  NEW YORK, NEW YORK 10019                TAMPA, FL 33602                       NEW YORK, NEW YORK 10022
       (212) 403-1000                      (813) 229-7600                            (212) 735-2000



This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ] A tender offer.
d.   [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE

  ===========================================================================
          Transaction Valuation *            Amount of Filing Fee

             $373,802,475                             $74,760
  ===========================================================================

* For purposes of calculating the fee only. Calculated in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. Assumes the purchase of 13,732,826 shares of Common Stock, par value .001 per share, of Maxxim Medical, Inc. at $26.00 per share and the purchase of the underlying options to purchase Common Stock for an aggregate of $16,748,999.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid:$74,760

     Form or Registration No.: Preliminary Proxy Statement on Schedule 14A

     Filing Party: Maxxim Medical, Inc.

     Date Filed: July 26, 1999


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


                                 SCHEDULE 13E-3

                                  INTRODUCTION

     This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13e-3, as previously amended (the "Statement"), filed on July 26, 1999. This Amendment No. 3 to the Statement is being filed with the Securities and Exchange Commission in connection with the merger (the "Merger") of Fox Paine Medic Acquisition Corporation, a Texas corporation ("Fox Paine Maxxim"), with and into Maxxim Medical, Inc., a Texas corporation ("Maxxim"), with Maxxim continuing as the surviving corporation, pursuant to an Agreement and Plan of Merger dated as of June 13, 1999, as amended, between Fox Paine Maxxim and Maxxim (the "Merger Agreement"). The Merger Agreement was formally approved by the shareholders of Maxxim at a special meeting of shareholders held on November 3, 1999 (the "Special Meeting"). The purpose of this Amendment No. 3 to the Statement is to report that on November 12, 1999 (the "Closing Date") the transactions contemplated by the Merger Agreement, including the Merger, were consummated. Capitalized terms used but not defined herein have the meanings given such terms in the Statement.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     Item 3(b) is hereby amended and supplemented as follows:

     (b) At the Special Meeting, the Merger was approved by holders of more than one-half of the outstanding shares of common stock, par value $.001 per share, of Maxxim ("Maxxim Common Stock"). On November 12, 1999, the Articles of Merger were filed with the Secretary of State of the State of Texas. As a result, the effective time of the Merger was November 12, 1999, at which time Fox Paine Maxxim was merged with and into Maxxim.

     As a result of the Merger, among other things, (1) each share of Maxxim Common Stock outstanding immediately prior to the Merger, other than a portion of the shares held by certain officers, directors and significant shareholders (the "Continuing Shareholders"), was canceled and converted automatically into the right to receive $26.00 in cash, without interest, (2) each outstanding option to purchase Maxxim Common Stock (other than certain options held by the Continuing Shareholders) was canceled in exchange for a cash payment for each share of Maxxim Common Stock subject to the option equal to the excess of $26.00 over the per share exercise price of the option, and (3) all of the issued and outstanding shares of capital stock of Circon Corporation, formerly an indirect subsidiary of Maxxim ("Circon"), were sold to Circon Holdings Corporation, formerly known as Fox Paine Citron Acquisition Corporation ("Circon Holdings").

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Item 5 is hereby amended and supplemented as follows:

                The Merger was consummated on November 12, 1999.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     Item 10 is hereby amended and supplemented as follows:

     As a result of the Merger, immediately after the Closing Date, all of the outstanding shares of capital stock of Maxxim and Circon are owned by the Continuing Shareholders, Fox Paine Capital Fund, L.P. ("Fox Paine"), certain other funds managed by the general partner of Fox Paine and certain funds managed by affiliates of Goldman, Sachs & Co. As a result thereof, the Maxxim Common Stock ceased to trade on The New York Stock Exchange and became eligible for delisting from The New York Stock Exchange and termination of registration pursuant to Section 12(g)(4) and 12(h)(3) of the Securities Exchange Act of 1934, as amended. Accordingly, on November 15, 1999, Maxxim filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     Item 17 is hereby amended and supplemented as follows:

     *(b)(1) Opinion of Lazard Freres & Co. LLC (included as Appendix B to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of
Schedule 14A)

     *(b)(2) Consent of Lazard Freres & Co. LLC dated July 20, 1999

     *(b)(3) Presentation of Lazard Freres & Co. LLC dated June 13, 1999

     *(c)(1) Agreement and Plan of Merger, dated as of June 13, 1999 by and between Fox Paine Medic Acquisition Corporation and Maxxim Medical, Inc. (included as Appendix A to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(c)(2) Form of Voting Agreement, by and between Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc. (included as Appendix D to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(c)(3) Investor Participation Agreement, dated as of June 13, 1999, by and among Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc., in their individual capacities

     *(c)(4) Form of First Amendment to Voting Agreement, by and between Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc. (included as Appendix D to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(c)(5) Amendment No. 1 to Merger Agreement, dated October 1, 1999, by and between Fox Paine Medic Acquisition Corporation and Maxxim Medical, Inc. (included as Appendix A to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(c)(6) Amended and Restated Investor Participation Agreement, dated as of September 30, 1999, by and among Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc., in their individual capacities.

     *(d)(1) Letter to shareholders (included in Amendment No. 2 to the
Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of
Schedule 14A)

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

     *(d)(2) Notice of special meeting of shareholders (included in Amendment No. 2 to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(d)(3) Proxy Statement (incorporated by reference to Amendment No. 2 to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(d)(4) Form of proxy (incorporated by reference to Amendment No. 2 to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(d)(5) Press release issued by Maxxim and Fox Paine & Company, LLC dated as of June 14, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Maxxim Medical, Inc. on June 16, 1999)

     (d)(6) Press release issued by Maxxim dated as of October 14, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Maxxim Medical, Inc. on October 14, 1999).

     (d)(7) Press release issued by Maxxim dated as of October 15, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Maxxim Medical, Inc. on October 14, 1999).

     (d)(8) Press release issued by Maxxim dated as of October 27, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Maxxim Medical, Inc. on October 27, 1999).

     (d)(9) Press release issued by Maxxim dated as of November 3, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Maxxim Medical, Inc. on October 27, 1999).

     (d)(10) Press release issued by Maxxim dated November 12, 1999.

     *(e) Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation
Act (included as Appendix C to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     (f) Not applicable.


----------------------
*Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Transaction Statement is true, complete and correct.

                                       MAXXIM MEDICAL, INC.

Date: November 12, 1999                By: /s/ Kenneth W. Davidson
                                       Kenneth W. Davidson,
                                       Chairman of the Board, President and
                                       Chief Executive Officer

                                       FOX PAINE MEDIC ACQUISITION CORPORATION

Date: November 12, 1999                By: /s/ Saul A. Fox
                                       Saul A. Fox
                                       Chief Executive Officer

                                       FOX PAINE CAPITAL FUND, L.P.
                                       By: Fox Paine Capital, LLC
                                              its general partner

Date: November 12, 1999                By: /s/ Saul A. Fox
                                       Name: Saul A. Fox
                                       Title: Member

Date: November 12, 1999                /s/ Kenneth W. Davidson
                                       Kenneth W. Davidson

Date: November 12, 1999                /s/ Peter M. Graham
                                       Peter M. Graham

Date: November 12, 1999                /s/ David L. Lamont
                                       David L. Lamont

Date: November 12, 1999                /s/ Henry T. DeHart III
                                       Henry T. DeHart III

Date: November 12, 1999                /s/ Jack F. Cahill
                                       Jack F. Cahill

Date: November 12, 1999                /s/ Alan S. Blazei
                                       Alan S. Blazei

Date: November 12, 1999                /s/ Joseph D. Dailey
                                       Joseph D. Dailey

Date: November 12, 1999                /s/ Suzanne R. Garon
                                       Suzanne R. Garon

Date: November 12, 1999                /s/ Ernest J. Henley
                                       Ernest J. Henley

Date: November 12, 1999                /s/ Davis C. Henley
                                       Davis C. Henley

                                 EXHIBIT INDEX

                          EXHIBIT NO. AND DESCRIPTION

     *(b)(1) Opinion of Lazard Freres & Co. LLC (included as Appendix B to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of
Schedule 14A)

     *(b)(2) Consent of Lazard Freres & Co. LLC dated July 20, 1999

     *(b)(3) Presentation of Lazard Freres & Co. LLC dated June 13, 1999

     *(c)(1) Agreement and Plan of Merger, dated as of June 13, 1999, by and between Fox Paine Medic Acquisition Corporation and Maxxim Medical, Inc. (included as Appendix A to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(c)(2) Form of Voting Agreement, by and between Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc. (included as Appendix D to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(c)(3) Investor Participation Agreement, dated as of June 13, 1999, by and among Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc., in their individual capacities

     *(c)(4) Form of First Amendment to Voting Agreement, by and between Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc. (included as Appendix D to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(c)(5) Amendment No. 1 to Merger Agreement, dated October 1, 1999, by and between Fox Paine Medic Acquisition Corporation and Maxxim Medical, Inc. (included as Appendix A to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(c)(6) Amended and Restated Investor Participation Agreement, dated as of September 30, 1999, by and among Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc., in their individual capacities.

     *(d)(1) Letter to shareholders (included in Amendment No. 2 to the
Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of
Schedule 14A)

     *(d)(2) Notice of special meeting of shareholders (included in Amendment No. 2 to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(d)(3) Proxy Statement (incorporated by reference to Amendment No. 2 to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(d)(4) Form of proxy (incorporated by reference to Amendment No. 2 to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     *(d)(5) Press release issued by Maxxim and Fox Paine & Company, LLC dated as of June 14, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Maxxim Medical, Inc. on June 16, 1999)

     (d)(6) Press release issued by Maxxim dated as of October 14, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Maxxim Medical, Inc. on October 14, 1999).

     (d)(7) Press release issued by Maxxim dated as of October 15, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Maxxim Medical, Inc. on October 14, 1999).

     (d)(8) Press release issued by Maxxim dated as of October 27, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Maxxim Medical, Inc. on October 27, 1999).

     (d)(9) Press release issued by Maxxim dated as of November 3, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Maxxim Medical, Inc. on October 27, 1999).

     (d)(10) Press release issued by Maxxim dated November 12, 1999.

     *(e) Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation
Act (included as Appendix C to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A)

     (f) Not applicable.


------------------------
*Previously filed.